Exhibit 1

FOR IMMEDIATE RELEASE	17 JUNE 2013

WPP PLC (“WPP”)

WPP participates in Series A funding round

for top YouTube multichannel network

LONDON—WPP (NASDAQ:WPPGY) announces that it has participated in the Series A funding of Fullscreen, Inc., a digital media company. Fullscreen offers innovative technology and premium services to content creators and to world’s leading brands to develop their presence on YouTube.

WPP has invested in the Series A round, along with The Chernin Group and Comcast Ventures.

Fullscreen’s global network generates over 2.5 billion monthly video views and reaches over 150 million subscribers. Fullscreen was founded in January 2011, by CEO George Strompolos, a co-creator of the YouTube Partner Program. The company is based in Culver City, CA, and employs 150 people.

Fullscreen will use the investment proceeds to help support the company’s domestic and international expansion. This expansion will include content, technology and sales, with a key focus on fast growing markets, including Brazil, India and Russia. The company will also apply the increase in capital to finance new content initiatives, as well as accelerating the development of its sophisticated SAAS technology. This technology enables video creators and brands to build and engage with desired audiences online.

This investment continues WPP’s strategy of strengthening the Group’s capabilities in digital media and in content development that goes beyond traditional advertising.

WPP’s digital revenues were well over US$5 billion in 2012 and represented 33% of total Group revenues of US$16.5 billion. The Group is targeting 35-40% of revenues for digital over the next five years.

Within WPP, its operating company WPP Digital, run by Mark Read, develops new digital services, provides common data and technology platforms for WPP clients and agencies and coordinates relationships with leading digital media and technology companies. WPP Digital consists of an agency group, a technology group and a ventures group. It also fosters partnerships with outside technology partners and nurtures digital thought leadership across WPP. WPP Digital’s content generation partners include Say Media and VICE Media. Fullscreen will be aligned with WPP Digital.

In content development, GroupM Entertainment oversees the branded content operations for the agencies comprising GroupM, WPP’s media investment management company. WPP has also invested in The Weinstein Company, MRC, SFX Entertainment, the leading global platform for electronic dance music events, and Imagina, based in Spain.

WPP Ventures is located in Silicon Valley and run by Tom Bedecarré, Chairman of AKQA. WPP Ventures focuses on new digital startups which present strategic, knowledge or training opportunities for WPP clients and its people.

Contact:

Feona McEwan, WPP	+ 44(0) 207 408 2204
Kevin McCormack, WPP	+ 1 (212) 632 2239